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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 701 5800 fax manuel.garciadiaz@davispolk.com

December 13, 2018

Re:	Cosan Limited Schedule TO-I filed November 30, 2018 SEC File No. 5-83110

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Christina Chalk
Senior Special Counsel Office of Mergers and Acquisitions

Ladies and Gentlemen:

On behalf of our client, Cosan Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated December 11, 2018 (the “Comment Letter”). On November 30, 2018, the Company filed a Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) with the Commission. The Company has prepared an amendment to the Schedule TO (“Amendment No. 1”) in response to the Staff’s comments and is filing Amendment No. 1 concurrently with this letter.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers (other than those in the Staff’s comments) correspond to pages in Amendment No. 1.

2	December 13, 2018

1.	Since insiders of the Company own a significant percentage of its shares and will not tender into this Offer, and you may repurchase up to 7.6% of the outstanding shares, disclose the percentage of shares that will be held by insiders if the Offer is fully subscribed.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure as set forth on page 1 of Amendment No. 1 to disclose the percentage of shares that will be held by the Company’s directors and executive officers and by the Company’s chairman and principal shareholder if the Offer is fully subscribed.

2.	Refer to the disclosure in the second parenthetical in the first paragraph in this section. It is unclear how any shares could be accepted for payment before the Expiration Time. Please advise or revise.

Response:

The Company respectfully acknowledges the Staff's comment and has deleted the parenthetical as set forth on page 2 of Amendment No. 1.

3.	In the second to last line of the first paragraph in this section, you state that you may terminate the Offer “regardless of the circumstances giving rise to the event or events” triggering one of the listed Offer conditions. Similar language appears in the last paragraph of this section on page 15 of the Offer to Purchase. Please revise in both places to avoid the implication that actions or inactions by you as the bidder would allow you to abandon the Offer. All Offer conditions must be outside the control of the bidder to avoid rendering the Offer illusory.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure as set forth on page 2 of Amendment No. 1.

4.	Refer to the Offer condition in the fourth bullet point in this section. There you note that Cosan may terminate the Offer if there is any “material change in United States or any other currency exchange rates.” This condition seems very broad and also is unclear. For example, it is not apparent whether you mean that the value of the U.S. dollar has changed materially as measured against another specific currency (and if so, which one?). Does this condition mean that you can end the Offer if the exchange rate of any currency anywhere in the world materially changes, whether up or down? Please revise to clarify.

Response:

The Company respectfully acknowledges the Staff's comment and has deleted the fourth bullet point as set forth on page 2 of Amendment No. 1.

3	December 13, 2018

5.	Refer to the Offer condition listed in the sixth bullet point in this section. Clarify what you mean by “since the date of the Offer.” Do you mean the day it commenced? The day before it commenced? It may be helpful to amend to include specific numbers for the DJIA, the NYSE Composite Index and the S&P 500 Composite Index, so that target shareholders can determine if this Offer condition has been “triggered.”

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure as set forth on page 2 of Amendment No. 1 accordingly.

6.	We note that Cosan is a foreign private issuer incorporated in Bermuda with operations in Brazil. However, we see no mention of any offer being conducted in Brazil. Please advise in your response letter, and confirm that all target shareholders, including those outside the United States, may participate in this Offer, consistent with the all-holders requirements of Rule 13e-4.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that no offer is being conducted in Brazil. This is because no class of the Company’s shares or other securities issued by the Company is listed on any exchange in Brazil or registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários). The Company’s shares are only listed in the United States. The Company confirms that all target shareholders, including those outside the United States, may participate in the tender offer.

4	December 13, 2018

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Lourenco Lopes-Sabino at 55-11-4871-8425 or lourenco.lopes-sabino@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Marcos Marinho Lutz, Chief Executive Officer, Cosan Limited